

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2011

Via E-mail
Mark K. Mason
Chief Executive Officer
HomeStreet, Inc.
601 Union Street, Suite 2000
Seattle, Washington 98101

> **Re:** **HomeStreet, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 8, 2011**
> **File No. 333-173980**

Dear Mr. Mason:

We have reviewed your amended filing and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Business

Third-Party Loan Review, page 135

1.	Refer to prior comment 8 of our letter dated July 1, 2011. We note that the consent of Unicon Financial Services, Inc. filed as Exhibit 23.3 to the registration statement does not comply with Rule 436(a) of the Securities Act of 1933, as it does not expressly state that Unicon consents to the *quotation or summarization* of its Loan Portfolio Opinions in the registration statement. Please refile the consent with the proper representation. Also, we note that your description of Unicon's report identifies the report date "as of March 31, 2011", while Unicon's consent is regarding a report dated "April 2011." Revise your disclosure to clarify the date of the report, and make conforming changes to Unicon's consent.

Significant Sources of Noninterest Income, page 141

2.   We have reviewed your revised disclosure in response to prior comment 1 in our letter dated July 1, 2011 and believe that your disclosure continues to include statements attributed to the MBA / STRATMOR study. We also understand that you paid MBA / STRATMOR a fee for the study data and that the data is not publicly available to investors. To the extent you retain this study data in the prospectus, please include the written consent of MBA / STRATMOR. Please refer to Securities Act Rule 436.

3.   To the extent that you continue to quote data from MBA / STRATMOR's study in your disclosure, we are unable to conclude that the study data provides meaningful information to investors given that the data is for the period ending December 31, 2009 and the study group of peer bank and nonbank mortgage participants have not been identified. Please revise the disclosure to provide updated study data and identify the group of peer bank and nonbank mortgage participants. Make conforming changes to the disclosure on page 11 and elsewhere in the prospectus, as applicable. Alternatively you may remove all references to this study data in the prospectus.

Exhibits

4.   Please file as exhibits the consents of each director nominee named in the first table on page 175 of the registration statement. Refer to Rule 438 of the Securities Act of 1933.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552, Todd K. Schiffman, Assistant Director, at (202) 551-3491, or the undersigned at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Mr. Marcus J. Williams
       Davis Wright Tremaine LLP